FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2004

                            Sopheon plc
(Translation of registrant's name into English)

40 Occam Road,
Surrey Research Park,
Guildford Surrey GU2 7YG
                     United Kingdom
(Address of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [X]               Form 40-F  [   ]

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [   ]               No  [X]

    If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________.

    Attached to this report and marked Exhibit "A" is a Press Announcement relating to the interim announcement of results of the Sopheon group for the six months ended June 30, 2004.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Sopheon plc
(Registrant)

31st August, 2004	/s/ Arif Karimjee
Date	(Signature)* Arif Karimjee Finance Director * Print the name and title of the signing officer under his/her signature.

EXHIBIT A

SOPHEON PLC
("Sopheon")

RESULTS FOR THE 6 MONTHS TO 30 JUNE 2004
BUSINESS REVIEW AND OUTLOOK

Sopheon plc, the international provider of software and services that improve the return from innovation and product development investments, announces its unaudited interim results for the six months ended 30 June 2004 together with a business review and outlook.

HIGHLIGHTS:
•	Turnover : £2.1m (2003 : £1.3m plus £3.8m in divested or terminated business). LBITDA : £0.7m (2003 : £2.2m)
•

Revenues in the core continuing software business were more than 75% higher than revenues for the same period in 2003. At 30 June 2004, revenue visibility from booked orders and maintenance run rates for full year 2004 is already at 100% of full year 2003 revenues for the continuing software business.

•

Sopheon's software solutions continue to garner market recognition from customers, partners and analysts, and this continues to contribute to orders. Twenty-eight transactions were closed in the first half of 2004, comprising 10 proof-of-concept and consulting assignments, 12 new license sales and 6 extension orders to existing implementations.

•

Sopheon achieved Gold partner certification with Microsoft, introduced hosting for clients and signed its first financial services sector client. Also, for the first time a single user installation exceeded 1500 seats.

•

The restructuring activities initiated in 2003 were brought to conclusion. The revenue growth, together with the full year effect of the cost reductions, dramatically narrowed losses. Further funding of £2.4 million was secured through market placing activity and the €10 million GEM equity line of credit, of which facility over 90% remains untapped. The convertible loan was reconstituted into a mandatory convertible and is now classified as equity. This has resulted in a closing net asset position improvement to a positive £1.8 million, compared with negative equity of £1.9 million reported at 31 December 2003.

Sopheon's Chairman, Barry Mence said:
 "The last 12 months has seen major change and progress for Sopheon. We have executed on our strategy to restructure and focus our business on the promise that Accolade represents, as a recognized and highly referenceable best of breed solution in a rapidly evolving market. We look forward with excitement to the twin growth challenges of managing greater demands on our operations, and of maintaining our competitive lead."

FOR FURTHER INFORMATION CONTACT:
Barry Mence, Chairman Arif Karimjee, CFO	Sopheon plc	Tel :	+ 44 (0) 1483 685 735
Adam Reynolds Andrew Tan	Hansard Communications	Tel :	+ 44 (0) 207 245 1100 + 44 (0) 7957 203 685
Barbara Jansen	Citigate First Financial	Tel :	+ 31 (0) 205 754 010

About Sopheon
 Sopheon (LSE: SPE) is an international provider of software and services. The Sopheon Accolade product development system automates gate- or phase-based product development processes and provides strategic decision support that allows companies to improve innovation, cut product development spending waste and shorten time-to-market. Sopheon's Monitor software operates as a "reading robot" that automatically reviews, filters, analyzes and pushes relevant content to healthcare and engineering professionals to enable effective compliance with protocols, standards and regulations. Sopheon is listed on the AIM Market of the London Stock Exchange and on the Euronext in the Netherlands. For more information, please visit www.sopheon.com

Sopheon - Interim Results 2004 / page 2

CHAIRMAN'S STATEMENT

FINANCIAL OVERVIEW

The period to the end of June 2004 was Sopheon's first reporting period completely independent of the effect of the divested non-core businesses that formed part of the 2003 results, and reflected the significant operational progress made during the restructuring and our focus on our core software business.

Consolidated revenues for the period amounted to £2.1 million (2003: £1.3 million for the continuing core business in addition to £3.8 million from information management and bespoke development businesses that were divested or terminated later in 2003). The scale of progress is further enhanced by adjusting for the effect of the weaker dollar that depressed revenue performance by around 8%. Allowing for this factor, and comparing results for the first six months of 2004 with the same period in 2003, revenue from Sopheon's core business grew by more than 75%.

Taking into account new orders and recurring maintenance streams, and including revenue not booked from contracts conditional on acceptance decisions, visibility of 2004 revenues at the mid-year point stood at £2.7 million, already at 100% of the total revenues recorded in 2003 for the continuing software business.

Gross margin, which is arrived at after charging direct costs such as royalties and payroll for client services staff, improved from just over 30% to 80%. The EBITDA loss was reduced to £0.7 million (2003: £2.2 million) reflecting both the revenue improvement and the full effect of the cost restructuring activity taken in 2003.

Following the reconstitution of convertible loan stock announced at the 2004 Annual General Meeting, consolidated net assets stood at a positive £1.8 million compared with a net deficit of £1.9 million reported at 31 December 2003, resolving the negative equity position we announced earlier this year.

RESTRUCTURING

The recent reconstitution of the convertible loan has marked the conclusion of the restructuring programme the board embarked on in early 2003 and which began with the divestment of the group's North American Information Management (IM) business to Find/SVP of New York. This was followed by the sale of Sopheon's German subsidiary, and migration of business development activity for software solutions in Germany to third party representation. Implementation of further cost reductions was undertaken in North America, the Netherlands and the UK.

As indicated in the 2003 Annual Report, the board had been considering a range of options to propose to the holders of the group's £2.6 million convertible loan in the event that some or all of it remained unconverted at the time of maturity in June 2005. As announced at the Annual General Meeting on 25 June 2004, the holders of the convertible loan stock have agreed to reconstitute the instrument such that it has become a mandatory instrument and may be classified as equity rather than debt in the balance sheet. Further details of the changes and the accounting implications are provided in Note 1 to this report.

In addition, in December 2003 Sopheon concluded an agreement for a €10 million equity line of credit facility with GEM Global Yield Fund Limited, securing access to a source of equity-based funding over which the company retains a substantial degree of control. In the first half of 2004 the group raised £2.4m of new funding before expenses, of which over £0.6m was raised in March through the equity line. The board is well aware of shareholder concerns over potential dilution arising from use of the equity line and will remain controlled in its use of the instrument.

Sopheon - Interim Results 2004 / page 3

TRADING AND MARKET

Twenty-eight transactions were closed in the first half of the year, comprising 10 proof-of-concept and consulting assignments, 12 new license sales and 6 extension orders to existing implementations. Three of the license sales represent conversion from the proof-of-concept and consulting activity.

This has already been a year of substantial strategic development, including our advancement to one of the top tiers of Microsoft's partner network through qualification for "Gold" status, initiation of an application hosting service for Accolade customers, and winning our first customer in the financial services sector. Overall, we continue to see high rates of adoption of Accolade within our installed base, where our largest single client implementation now uses 1500 seats. We have also signed our first contracts extending the use of Accolade to automate and improve business processes beyond the area of product development.

In addition to its partnership activity with Siemens Business Services and Microsoft, Sopheon continues to actively recruit international distribution capability and is in the process of supplementing its existing German and Asian relationships with partners in other EU countries and the Pacific Rim. It is expected that these new relationships will begin to make a meaningful contribution to Sopheon's performance in 2005.

The business opportunity for Sopheon continued to be affirmed as industry analysts predicted that the fastest growing sector of the product life cycle management market would be for software that supports the management of product innovation and product portfolios. Sopheon's Accolade is a recognized best-of-breed solution that is aligned with a rich opportunity in the marketplace. Predictably, this opportunity is attracting, and will continue to attract, the attention of a growing number of potential competitors. Sopheon's strategies to maintain its lead in this rapidly evolving environment are sustained by a range of differentiating advantages, such as Accolade's ease-of-use, its embedded best-practices content, and its rapid and low risk implementation. This differentiation has contributed directly to our highly referenceable installed customer base, which will support us moving forward.

OUTLOOK

The board believes that prospects for the company are positive in the current year and beyond, and that we are well positioned to continue to advance toward our goal of becoming a leading international supplier of software and services that improve the financial return on innovation and product development investments.

Accolade has demonstrated consistently that it is a valuable solution in which clients are prepared to invest. Continued success remains dependent upon meeting sales targets, and accordingly we continue to exercise balance and caution in our planning approach. The cost base remains under tight control, and the board is striving to protect the high degree of focus that our divestment strategy has achieved.

Overall, we are encouraged by the direction, focus and momentum of our business, and we look forward to a successful conclusion to the year.
Barry Mence	27 August 2004
CHAIRMAN

Sopheon - Interim Results 2004 / page 4

GROUP PROFIT AND LOSS ACCOUNT FOR THE 6 MONTHS TO 30 JUNE 2004
(UNAUDITED)
	6 months to	6 months to
	30 June 2004	30 June 2003
	£'000	£'000

Turnover	2,083	5,123
Cost of sales	(389)	(3,511)

Gross profit	1,694	1,612
Administrative, research and development and distribution expenses	(2,435)	(4,295)

Operating loss before amortization of goodwill	(741)	(2,683)
Amortization of goodwill	(251)	(2,961)

Operating loss	(992)	(5,644)
Bank interest receivable	13	59
Interest payable and similar charges	(282)	(133)

Loss on ordinary activities before and after taxation	(1,261)	(5,718)

Loss per share - basic and diluted	(1.2p )	(6.9p )

Loss on an EBITDA basis	(674)	(2,203)

GROUP STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
(UNAUDITED)
	6 months to	6 months to
	30 June 2004	30 June 2003
	£'000	£'000

Loss for the financial period	(1,261)	(5,718)
Exchange difference on retranslation of net assets of subsidiary undertakings	(48)	(65)

Total gains and losses recognised relating to the period and since the annual report	(1,309)	(5,783)

Sopheon - Interim Results 2004 / page 5

GROUP BALANCE SHEET AS AT 30 JUNE 2004
(UNAUDITED)
	As at	As at	As at
	30 June 2004	30 June 2003	30 June 2003
	£'000	£'000	£'000
		Pro-forma
Fixed assets
Goodwill and investments	189	2,075	1,964
Tangible assets	138	271	440

	327	2,346	2,404
Current assets
Debtors	1,675	1,179	2,726
Cash and short term deposits	1,955	2,123	1,254

	3,630	3,302	3,980

Creditors: falling due within one year	2,158	2,867	6,149

Net current assets/(liabilities)	1,472	435	(2,169)

Total assets less current liabilities	1,799	2,781	235

Creditors: falling due after more than one year	-	2,578	3,072

	1,799	203	(2,837)

Capital and reserves
Called up share capital	5,361	4,392	4,373
Shares to be issued	2,534	-	465
Share premium account and merger reserve	66,283	64,100	64,058
Other reserves	4,164	4,445	4,445
Profit and loss account	(76,543)	(72,734)	(76,178)

Shareholders' funds (all equity interests)	1,799	203	(2,837)

A reconciliation of the pro-forma balance sheet is presented in Note 2

GROUP STATEMENT OF CASH FLOWS FOR THE 6 MONTHS TO 30 JUNE 2004
(UNAUDITED)

	6 months to	6 months to
	30 June 2004	30 June 2003
	£'000	£'000

Net cash outflow from operating activities	(983)	(2,187)

Return on investment and servicing of finance	(269)	(74)
Capital expenditure	(9)	(29)
Management of liquid resources	(1,066)	1,640
Financing	2,418	539

Increase / (Decrease) in cash excluding short term deposits	91	(111)
Increase / (Decrease) in short term deposits	1,066	(1,640)

Increase / (Decrease) in cash including short term deposits	1,157	(1,751)

A reconciliation of the operating loss to the net cash outflow from operating activities is presented in Note 5

Sopheon - Interim Results 2004 / page 6

NOTES

1. Basis of preparation of interim financial information
 The interim financial information has been prepared on the basis of accounting policies set out in the group's financial statements for the year ended 31 December 2003, prepared under the historical cost convention and in accordance with applicable accounting standards, and on the going concern basis.

The audited financial statements of the group for the year ended 31 December 2003, issued on 5 April 2004, provided information on steps taken by management to restructure the group in order to provide the group with adequate funding to support its activities through to the point where they were forecast to become cash generative, and to deal with its £2.6 million of convertible loan which was repayable in June 2005. The financial statements also disclosed that if such restructuring actions are not concluded, and if the group's sales targets are not met, in the absence of other appropriate measures available to management, the going concern basis of preparation of the financial statements would cease to be appropriate.

Several restructuring and financing actions have been completed since the end of 2003. During the first half of the year the group has raised £2,448,000 before expenses by placing a total of 10,251,163 new ordinary shares. Of this total, approximately £620,000 was raised through the use of the group's equity line of credit with GEM Global Yield Fund Limited.

In addition, on 25 June the group announced that it had received agreement from the holders of a majority of its £2.6m of convertible loan stock to reconstitute the instrument such that, subject to the group continuing to meet key solvency tests, it is no longer repayable upon maturity but will automatically convert into equity, and to eliminate the interest coupon on the loan. An up-front payment equivalent to 7% of the face value of the convertible loan has been paid as compensation for the loss of interest and repayment rights. These modifications result in the instrument qualifying as equity rather than debt in the balance sheet. Although the resolution to implement these changes was passed on 14 July 2004, as of 30 June 2004 the group had received irrevocable commitments from holders of the required majority of the loan stock to ensure that the resolution, which had already been put by way of circular, would be passed. Accordingly, the impact of these changes has been reflected in the balance sheet at 30 June 2004, with the loan stock reclassified as shares to be issued, and the 7% compensation payment accrued through the interest payable category in the profit and loss account.

2. Pro forma reconciliation as at 30 June 2003
 The pro forma balance sheet at 30 June 2003 is provided for illustrative purposes, and shows the pro forma effect on the consolidation balance sheet of Sopheon plc, incorporating the disposals of the North American Information Management business to FINDS/SVP and of Sopheon GmbH, the group's German subsidiary. A reconciliation between the actual and pro forma net assets/(liabilities) at 30 June 2003 is set out below:
	Divestments	Net assets
	£'000	£'000

Consolidated net liabilities at 30 June 2003 - Actual		(2,837)

Sale of division to Find/SVP
Cash received net of expenses	1,862
Find/SVP stock issued to Sopheon plc	30
Net liabilities transferred	1,012
Contingent consideration	121

Sale of Sopheon GmbH
Net assets transferred	(96)
Release of negative goodwill	111

		3,040

Consolidated net assets at 30 June 2003 – Pro forma		203

Sopheon - Interim Results 2004 / page 7

3. Earnings per share
 The calculation of basic loss per ordinary share is based on a loss of £1,261,000 (2003: loss of £5,718,000) and 101,284,981 (2003: 83,323,107) ordinary shares, being the weighted average number of ordinary shares in issue during the period. The effect of all potential ordinary shares is anti-dilutive in 2004 and 2003.

4. LBITDA
 LBITDA represents loss before interest, tax, depreciation and amortisation of goodwill.

5. Reconciliation of operating loss to net cash outflow from operating activities
	6 months to	6 months to
	30 June 2004	30 June 2003
	£'000	£'000

Operating loss	(992)	(5,644)

Depreciation	66	479
Amortization of goodwill	251	2,961
Increase in debtors	(529)	(62)
Increase in creditors and provisions	221	79

Net cash outflow from operating activities	(983)	(2,187)

6. Interim Report
 This Interim Report is available from Sopheon's registered office at Surrey Technology Centre, 40 Occam Road, Guildford, Surrey GU2 7YG and from the company's website at www.sopheon.com.

7. Financial information
 The financial information set out above does not constitute the group's financial statements as defined in section 240 of the UK Companies Act 1985 and is unaudited. Financial statements for the years ended 31 December 2002 and 2003 have been delivered to the registrar of companies and an unqualified audit opinion was issued thereon.

8. Cautionary Statement
 Sopheon has made forward-looking statements in this press release, including but not limited to statements about the benefits of our products and services; our acquisitions and divestments; financial results; product development plans and achievements; the potential benefits of business relationships with third parties and business strategies. These statements about future events are subject to risks and uncertainties that could cause Sopheon's actual results to differ materially from those that might be inferred from the forward-looking statements. Sopheon can make no assurance that any forward-looking statements will prove correct. Descriptions of some of the key risk factors that could negatively affect Sopheon's future performance are contained in Sopheon's Form 20 - F Annual Report, on file with the U.S. Securities and Exchange Commission.